Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three months Ended January 31,		Six months Ended January 31,
	2010	2009	2010	2009
Net income available to stockholders	$ 2,262	$ 2,372	$ 4,456	$ 4,618
Less: Distributed and undistributed earnings allocated to nonvested stock	(7)	(12)	(16)	(26)
Earnings available to common shareholders	$ 2,255	$ 2,360	$ 4,440	$4,592
Shares Calculation
Average shares outstanding – Basic Common	5,206	5,131	5,200	5,129
Average shares outstanding – Basic Class B Common	1,890	1,873	1,885	1,868
Potential Common Stock relating to stock options	173	195	174	199
Average shares outstanding – Assuming dilution	7,269	7,199	7,259	7,196
Net Income Per Share: Basic Common	$ 0.34	$ 0.36	$ 0.67	$ 0.70
Net Income Per Share: Basic Class B Common	$ 0.26	$ 0.27	$ 0.50	$ 0.53
Net Income Per Share: Diluted	$ 0.31	$ 0.33	$ 0.61	$ 0.64